Deutsche Bank Securities Inc.

60 Wall Street,

New York, N.Y. 10005

United States of America

China International Capital Corporation Hong Kong Securities Limited

29th Floor, One International Finance Centre

1 Harbour View Street

Central, Hong Kong

As representatives of the prospective underwriters

VIA EDGAR

April 29, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Barbara C. Jacobs
Mr. Stephen Krikorian
Mr. Jeff Kauten
Ms. Becky Chow

Re:	So-Young International Inc. (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333-230760)
Registration Statement on Form 8-A (Registration No. 001-38878)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time on May 1, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between April 22, 2019 and the date hereof, copies of the Company’s Preliminary Prospectus dated April 22, 2019 were distributed as follows: 344 copies to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

2

Very truly yours,

Deutsche Bank Securities Inc. China International Capital Corporation Hong Kong Securities Limited

As representatives of the prospective underwriters

[Acceleration Request Letter]

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Thomas Schweigl
Name:	Thomas Schweigl
Title:	Director

By:	/s/ Joseph Passaro
Name:	Joseph Passaro
Title:	Director

[Acceleration Request Letter]

CHINA INTERNATIONAL CAPITAL CORPORATION HONG KONG SECURITIES LIMITED

By:	/s/ Shi Qi
Name:	Shi Qi
Title:	Managing Director

[Acceleration Request Letter]